Page 1 of 12

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. ___)

                               MyPoints.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62855T102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Francesca M. Maher
                     General Counsel and Corporate Secretary
                                 UAL Corporation
                              1200 E. Algonquin Rd.
                       Elk Grove Township, Illinois 60007
                                 (847) 700-4000

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 1, 2001
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
                                        -

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

                         (Continued on following pages)
                              (Page 1 of 12 Pages)




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                                                                   Page 2 of 12

CUSIP NO.: 62855T102                  13D

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    UNV Acquisition Corp.
                                    United NewVentures, Inc.
                                    UAL Corporation (943255692)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) []
                                                                       (b) []
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 []
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER
                                0
                                ------------------------------------------------
NUMBER OF
SHARES                 8        SHARED VOTING POWER
BENEFICIALLY                    7,999,488 shares
OWNED BY                        ------------------------------------------------
EACH                   9        SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
                                ------------------------------------------------
                       10       WITH SHARED DISPOSITIVE POWER
                                7,999,488 shares
                                ------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           7,999,488 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.6 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                           CO
--------------------------------------------------------------------------------


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                                                                   Page 3 of 12

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.001 per share (the "Company Common Stock"), of MyPoints.com, Inc., a Delaware corporation ("Company"). The Company's principal executive offices are located at 100 California Street, San Francisco, California 94111.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c)UNV Acquisition Inc. ("Sub"), a corporation organized under the laws of Delaware and a wholly owned subsidiary of United NewVentures, Inc., a Delaware corporation ("Parent"), recently was organized for the purpose of making an offer to purchase all of the outstanding common shares of the Company (the "Offer") and then, subsequent to the completion of the Offer, effecting a merger with the Company. The principal executive offices of Sub are located at 1200 E. Algonquin Rd., Elk Grove Township, Illinois 60007.

         Parent's principal executive offices are located at 1200 E. Algonquin Rd., Elk Grove Township, Illinois 60007. Parent is a wholly owned subsidiary of UAL Corporation ("UAL") that was created to focus the Internet initiatives and investments of United Air Lines, Inc. ("United") into one company. Parent provides United's customers with technologies and services for their business and leisure travel needs.

         The names, business addresses an principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth for UAL on the attached Schedule I, for the Parent on the attached Schedule II and for the Sub on the attached Schedule III.

         (d) - (e) Neither Parent nor Sub, nor, to the best of their knowledge, any of the persons specified in the attached Schedule I, Schedule II and
Schedule III has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the persons specified by Instruction C of the Schedule 13D is set forth for UAL on the attached Schedule I, for the Parent on the attached Schedule II and for the Sub on the attached Schedule III.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Parent and Sub estimate that the total amount of funds required to purchase all of the outstanding Shares that Parent or its affiliates do not own pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement (as defined below) will be approximately $112.5 million. Parent expects to obtain such funds from cash on hand and its other working capital sources.

ITEM 4.           PURPOSE OF THE TRANSACTION

        On June 1, 2001, the Company, Parent, and Sub, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Sub has agreed to commence a tender offer (the "Tender Offer") pursuant to which Sub will offer to purchase all of the outstanding shares ("Shares" or for a single outstanding share, "Share"), par value
$0.001 per Share, of Company Common Stock, at a purchase price of $2.60 per Share (the "Offer Price"), net to the seller in cash, without interest thereon.

        The Tender Offer will be conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer, Shares representing at least a majority of the total outstanding voting securities of the Company on a fully-diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities, (2) there being no material adverse change in the Company's business and (3) the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have


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                                                                   Page 4 of 12

terminated or expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the purchase of all Shares tendered pursuant to the Tender Offer shall have been obtained or made prior to the acceptance of Shares pursuant to the Tender Offer. The Tender Offer will be subject to certain other terms and conditions.

        Upon completion of the Tender Offer and satisfaction or waiver of certain conditions, Sub will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation (the "Surviving Corporation"). On the effective date of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by Parent, Sub or any subsidiary or affiliate of Parent, Sub or the Company or held in the treasury of the Company or by stockholders who have properly perfected appraisal rights under Delaware state law) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $2.60 per Share in cash, or any higher price per Share paid pursuant to the Tender Offer, without interest thereon.

        The closing of the Merger will occur on the second business day after the date on which the last of the closing conditions to the Merger contained in the Merger Agreement has been satisfied or waived or on such other date as the Company and Parent may agree. The Merger is subject to a number of conditions set forth in the Merger Agreement.

        Pursuant to the Merger Agreement, upon consummation of the Merger, (i) the certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time of the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation until duly amended as provided therein or by applicable law; (ii) the directors of Sub at the Effective Time of the Merger will be the directors of the Surviving Corporation; and (iii) the officers of the Company at the Effective Time of the Merger will be the officers of the Surviving Corporation.

        Pursuant to the Merger Agreement, the Company must pay Parent a fee of $4.5 million in cash (the "Termination Fee") if the Merger Agreement is terminated:

        (i) by Parent, if Sub has not accepted for payment any Shares pursuant to the Tender Offer and the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, and this breach or failure to perform gives rise to the failure of a condition to the Tender Offer that cannot be cured within 30 days of receiving written notice from Parent (provided that Parent is not then in material breach of the Merger Agreement);

        (ii) by Parent, if the Company's Board of Directors withdraws or modifies in a manner adverse to Parent its approval or recommendation of the Tender Offer, the Merger or the Merger Agreement or fails to recommend that its stockholders accept the Tender Offer or give the Company Stockholder Approval (approval by holders of a majority of the outstanding shares of Company Common Stock) or if the Company's Board of Directors fails to reaffirm publicly and unconditionally its recommendation to the Company's stockholders within 10 business days of Parent's written request to do so; or

        (iii) by the Company, if Sub has not accepted for payment any Shares pursuant to the Tender Offer and the Company's Board of Directors has finally determined to approve, endorse or recommend an Alternative Acquisition Proposal that constitutes a Superior Company Proposal provided that the Company may not terminate the Merger Agreement unless (1) the Company has complied with its non-solicitation covenant, (2) at least five business days prior to terminating the Merger Agreement, the Company has provided written notice to Parent advising it that it has received a Superior Company Proposal it intends to accept, specifying the material terms and conditions of such proposal, (3) the Company has caused its financial and legal advisors to negotiate in good faith with respect to any attempt or proposal by Parent to make such adjustments in the financial terms of the Merger Agreement that are equal or superior to the financial terms of the Superior Company Proposal and the Company and Parent have not agreed upon any such adjustment, and (iv) the Company has paid or concurrently pays the Termination Fee (provided the Company has paid or concurrently pays to Parent the Termination Fee).

        Certain stockholders of the Company (the "Major Stockholders"), who own approximately 19.6% of the issued and outstanding Shares, have agreed, pursuant to Stock Option and Tender Agreements, each dated June 1,


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                                                                    Page 5 of 12

2001 (collectively the "Stock Option and Tender Agreements") between Parent and each of the Major Stockholders, to tender all their respective Shares and to vote all their respective shares in favor of the merger and against any alternative acquisition proposal. In addition, the Major Stockholders have granted Parent an option to purchase (the "Option") and a proxy to vote their respective Shares exercisable under certain conditions.

        The preceding are summaries of certain principal terms of the Merger Agreement and Stock Option and Tender Agreements and do not purport to be complete. Reference is made to the full text of such agreements which are filed as exhibits to this statement and are incorporated in this Schedule 13D by this reference. The full text of the joint press release filed as an exhibit to this statement is also incorporated in this Schedule 13D by this reference.

        Except as set forth in this Item 4 or as provided in the Merger Agreement or the Stock Option and Tender Agreements or as otherwise referred to or described in this Schedule 13D, Parent has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) By reason of its execution of the Stock Option and Tender Agreements, Parent may be deemed to beneficially own 7,999,488 common shares, or approximately 19.6% of the Company's Common Stock outstanding, which are held by the Major Stockholders.

        (c) Other than the execution of the Stock Option and Tender Agreements on June 1, 2001, none of Parent or, to Parent's knowledge, any of the persons named on the attached Schedule I, Schedule II or Schedule III have effected any transactions in Company Common Stock in the past 60 days.

        (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Item 4 above.

         Except as provided in the Merger Agreement and the Stock Option and Tender Agreements and as otherwise referred to or described in this Schedule 13D, to Parent's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Parent and the Company or any other person with respect to any securities of the Company.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.      Description

*99(a)(1)         Agreement and Plan of Merger dated as of June 1, 2001, among
                 United NewVentures, Inc., UNV Acquisition Corp. and MyPoints.com, Inc.

*99(a)(2)         Stock Option and Tender Agreement, dated June 1, 2001, by
                 United NewVentures, Inc. and Crystal Asset Management, LLC.

*99(a)(3)         Stock Option and Tender Agreement, dated June 1, 2001, by
                 United NewVentures, Inc. and Mr. Noah Doyle.

*99(a)(4)         Stock Option and Tender Agreement, dated June 1, 2001, by
                 United NewVentures, Inc. and Mr. Nat Goldhaber.

*99(a)(5)         Stock Option and Tender Agreement, dated June 1, 2001, by
                 United NewVentures, Inc. and Mr. Steve Markowitz.

*99(a)(6)         Stock Option and Tender Agreement, dated June 1, 2001, by
                 United NewVentures, Inc. and Mr. Thomas R.  Newkirk.

*99(a)(7)         Stock Option and Tender Agreement, dated June 1, 2001, by
                 United NewVentures, Inc. and Mr. Larry Phillips.

*99(a)(8)         Text of Joint Press Release dated June 1, 2001, issued by
                 United NewVentures, Inc. and MyPoints.com, Inc.

* Incorporated by reference to Schedule TO filed with the Securities and Exchange Commission on June 13, 2001.

** Incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on June 4, 2001.

                                   SCHEDULE I

                  Information Concerning Executive Officers and
                          Directors of UAL Corporation

        The current executive officers and directors of UAL Corporation ("UAL") are listed below. The address of UAL is: UAL Corporation, 1200 E. Algonquin Rd., Elk Grove Township, Illinois 60007. Unless otherwise indicated, the business address listed for each individual not principally employed by Parent is also the address of the corporation or other organization which principally employs that individual.


NAME                   PRESENT POSITION WITH UAL                 CITIZENSHIP

CORPORATE OFFICERS
------------------
Rono J.  Dutta         Director and President                       USA

James E.  Goodwin      Director, Chairman and Chief Executive       USA
                       Officer

Douglas A.  Hacker     Executive Vice President and Chief           USA
                       Financial Officer

William P.  Hobgood    Senior Vice President                        USA

Francesca M.  Maher    Senior Vice President, General Counsel       USA
                       and Secretary

Andrew P.  Studdert    Executive Vice President and Chief           USA
                       Operating Officer

                          POSITION/PRESENT PRINCIPAL
                          OCCUPATION OR EMPLOYMENT AND
NAME                      BUSINESS ADDRESS                           CITIZENSHIP

DIRECTORS
---------

John W. Creighton, Jr.     Served as Chief Executive Officer and President   USA
                           of Weyerhaeuser Company, a manufacturer of forest products.

Frederick C. Dubinsky      Chairman of the ALPA-MEC, a                       USA
                           labor union, and as a Captain for
                           United. The address for ALPA- MEC is
                           6400 Shafer Court, Suite 700, Rosemont,
                           Illinois 60018.

Rono J.  Dutta             Director and President                            USA

W. James Farrell           Chairman of Illinois Tool Works, Inc.  The        USA
                           address for Illinois Tool Works, Inc.  is 3600
                           West Lake Avenue, Glenview, Illinois 60025

James E. Goodwin           Director, Chairman and Chief Executive Officer    USA

Richard D. McCormick       Chairman Emeritus of US West, Inc.  The           USA
                           address for US West, Inc.  is 3200 Cherry Creek
                           South Drive, Suite 230, Denver, Colorado 80209.

James J. O'Connor          Served as Chief Executive Officer of Unicom       USA
                           Corporation and as Chief Executive Officer of its wholly owned subsidiary Commonwealth
                           Edison Company.

Hazel R. O'Leary           President and Chief Operating Officer of          USA
                           Blaylock & Partners.  The address for Blaylock
                           & Partners is 609 5th Avenue, Suite 911, New
                           York, New York 10017.

Deval L. Patrick           Executive Vice President and General Counsel      USA
                           The Coca Cola Company, Inc. The address for
                           The Coca Cola Company, Inc. is 1 Coca-Cola
                           Plaza, Georgia 30313.

John F. Peterpaul          Served as General Vice President of IAM, a        USA
                           labor union.

Paul E. Tierney, Jr.       General Partner of Darwin Capital Partners, an    USA
                           investment management firm and as the
                           Managing Member of Development Capital,
                           LLC, an investment management firm.  The
                           address of Darwin Capital Partners and
                           Development Capital is 500 Park Avenue, Suite
                           510, New York, New York 10022.
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                                                                   Page 9 of 12

John K. Van de Kamp        President of Thoroughbred Owners of               USA
                           California, a trade association and as Of Counsel for Dewey Ballantine, a law firm. The address for the Thoroughbred Owners of California is 2260 Jimmy Durante Boulevard, Del Mar,
                           California 92014 and the address for Dewey
                           Ballantine is 333 South Grand Avenue, 26th
                           Floor, Los Angeles, California 90071.





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                                                                  Page 10 of 12


                                   SCHEDULE II

                  Information Concerning Executive Officers and
                      Directors of United NewVentures, Inc.

        The current executive officers and directors of United NewVentures, Inc. ("Parent") are listed below. The address of Parent is: United NewVentures, Inc., 1200 E. Algonquin Rd., Elk Grove Township, Illinois 60007. Unless otherwise indicated, the business address listed for each individual not principally employed by Parent is also the address of the corporation or other organization which principally employs that individual.


NAME                       POSITION WITH PARENT                     CITIZENSHIP

DIRECTORS AND EXECUTIVE
OFFICERS
--------

James E. Goodwin          Director                                      USA


Douglas A. Hacker         Director and President                        USA

Francesca M. Maher        Director, Vice President, General             USA
                          Counsel and Secretary

Rick J. Poulton           Chief Financial Officer and Treasurer         USA



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                                                                  Page 11 of 12

                                  SCHEDULE III

                  Information Concerning Executive Officers and
                       Directors of UNV Acquisition Corp.

        The current executive officers and directors of UNV Acquisition Corp. ("Sub") are listed below. The address of Sub is: UNV Acquisition Corp., 1200 E. Algonquin Rd., Elk Grove Township, Illinois 60007. Unless otherwise indicated, the business address listed for each individual not principally employed by Sub is also the address of the corporation or other organization which principally employs that individual.


NAME                      PRESENT POSITION WITH SUB                 CITIZENSHIP

DIRECTORS AND
EXECUTIVE OFFICERS
------------------


James E.  Goodwin          Director                                       USA


Douglas A.  Hacker         Director and President                         USA

Francesca M.  Maher        Director, Vice President, General Counsel      USA
                           and Secretary

Rick J.  Poulton           Chief Financial Officer and Treasurer          USA

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              UNV ACQUISITION CORP.



                              By: /s/ Douglas A. Hacker
                                 ----------------------------------------------
                              Name:  Douglas A.  Hacker
                                   --------------------------------------------
                              Title: President
                                    -------------------------------------------


                              UNITED NEWVENTURES, INC.



                              By: /s/ Douglas A. Hacker
                                 ----------------------------------------------
                              Name:  Douglas A. Hacker
                                   --------------------------------------------
                              Title: President
                                    -------------------------------------------



                              UAL CORPORATION



                              By: /s/ Douglas A. Hacker
                                 ----------------------------------------------
                              Name: Douglas A. Hacker
                                   --------------------------------------------
                              Title: Executive Vice President and Chief
                                     Financial Officer
                                   --------------------------------------------


Dated: June 13, 2001